SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of  Notice of AGM filed on May 28 2014.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Announcement of the annual general meeting to be held on 25 June 2014

Zug, Switzerland - 28 May 2014- The board of directors of Coca-Cola HBC AG (the "Board of Directors") convenes the Annual General Meeting on 25 June 2014.

The Board of Directors of Coca-Cola HBC AG ("Coca-Cola HBC") resolved on 27 May 2014 to convene the Annual General Meeting ("AGM") to be held on Wednesday, 25 June 2014, at 1:00pm CET, at Theater Casino Zug, Artherstrasse 2-4, Zug, Switzerland.

The Board of Directors proposes to elect Messrs. Anastasios I. Leventis, Christo Leventis, José Octavio Reyes and John P. Sechi as new members of the Board of Directors, succeeding Messrs. Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan Heidenreich who will retire as of the AGM, further details of which were announced separately today. The AGM will also resolve on the dividend of EUR 0.354 per share out of capital contribution reserves (capped at CHF 200 million, which was initially announced on 14 February 2014 and further details of which were announced separately today. Furthermore, the Board of Directors proposes to amend the articles of association of Coca-Cola HBC in order to address the requirements of new Swiss legislation, the Swiss ordinance against excessive compensation in listed companies. This ordinance entered into force on 1 January 2014 and is aimed at confining executive compensation and strengthening shareholders' powers. The other AGM agenda items are set out in the summary below.

Agenda of the AGM

In summary, the AGM will have the following agenda and include the following proposals by the Board of Directors:

1   Receipt of the 2013 UK Annual Report and the 2012/2013 Report on Financial Statements and Other Information Required under Swiss Law, as well as approval of the annual management report, the stand-alone financial statements and the consolidated financial statements

2 Advisory vote on the Remuneration Report

3 Advisory vote on the Remuneration Policy

4 Appropriation of reserves / declaration of dividend

5 Discharge of the members of the Board of Directors and the members of the Operating Committee

6 Amendment of Articles of Association

7 Election of the Board of Directors, the Chairman of the Board of Directors and the Remuneration Committee

7.1 Current members of the Board of Directors
7.1.1 Re-election of George A. David as a member of the Board of Directors and election as the Chairman of the Board of Directors (in a single vote)
7.1.2 Re-election of Antonio D'Amato as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)
7.1.3 Re-election of Sir Michael Llewellyn-Smith as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)
7.1.4 Re-election of Susan Kilsby as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)
7.1.5 Re-election of Dimitris Lois as a member of the Board of Directors
7.1.6 Re-election of Anastassis G. David as a member of the Board of Directors
7.1.7 Re-election of Irial Finan as a member of the Board of Directors
7.1.8 Re-election of Christos Ioannou as a member of the Board of Directors
7.1.9 Re-election of Nigel Macdonald as a member of the Board of Directors

7.2 New members of the Board of Directors

7.2.1 Election of Anastasios I. Leventis as a member of the Board of Directors
7.2.2 Election of Christo Leventis as a member of the Board of Directors
7.2.3 Election of José Octavio Reyes as a member of the Board of Directors
7.2.4 Election of John P. Sechi as a member of the Board of Directors

8 Election of the independent proxy

9 Election of the auditors

9.1 Re-election of the statutory auditor
9.2 Advisory vote on re-appointment of the independent registered public accounting firm for UK and US purposes
9.3 Re-election of the audit expert for audits of capital increases

The formal notice of the AGM, including a full description of the items of the agenda and the proposals of the Board of Directors, has been published today in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). A circular incorporating the formal notice of the AGM will shortly be sent to all registered shareholders. It has also been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morning-star.co.uk/uk/NSM, as well as on Coca-Cola HBC's website at www.coca-colahellenic.com, together with the 2013 UK Annual Report, the 2012/2013 Report on Financial Statements and Other Information Required under Swiss Law and other relevant shareholder information.

Zug, 28 May 2014

Coca-Cola HBC AG

The Board of Directors

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 ao@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready to drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development